FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





News Release


                                1 June 2007

      BG Group and partners agree terms of Karachaganak Gas Sales Agreement


BG Group and partners today agreed the terms of the Phase III Karachaganak Gas Sales Agreement (GSA) with KazRosGaz, a joint venture between Gazprom and KazMunaiGaz.


The agreement, which is subject to approvals, sets out the commercial terms governing the sale of gas over a 15 year period commencing during the fourth quarter of 2007. Volumes under the agreement will increase to 16 billion cubic metres per annum (bcma) following completion of the US$8 billion Karachaganak Phase III expansion, which is expected onstream in 2012.


Mark Carne, BG Group Executive Vice President, Europe and Central Asia said:

"This agreement is a significant milestone in the continued development of the giant Karachaganak field in Kazakhstan and represents the commercialisation of over 7 trillion cubic feet of gas. It secures enhanced value for the Karachaganak partners and the Republic of Kazakhstan. Additional gas sales resulting from the expansion will also enable the venture to increase liquids production for export to high value western markets."


Background


The Karachaganak Phase III expansion project is due to be sanctioned in 2008 and will see gas and liquids sales increase to 16 bcma and 16.5 million tonnes per annum (mtpa) respectively. Currently 8 bcma of untreated Karachaganak gas is exported to the Orenburg processing facility in Russia. The expansion of the Orenburg facility to accommodate the increased volumes as a result of Phase III will be completed by the KazRosGaz joint venture.


   There are matters discussed in this press release that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2006. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.




Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.



BG Group has been active in Kazakhstan for more than a decade. It is the joint operator of the Karachaganak gas condensate field in north-west Kazakhstan in which it owns a 32.5 per cent interest. Karachaganak holds estimated gross reserves of over 2.4 billion barrels condensate and 48 trillion cubic feet of gas. The company also holds a 2 per cent interest in the Caspian Pipeline Consortium oil pipeline which transports oil from western Kazakhstan to the Black Sea.


Enquiries:


Communications:                   +44 (0) 118 929 3717
Out of hours media mobile:        +44 (0) 791 718 5707
Investor Relations:               +44 (0) 118 929 3025

Website: www.bg-group.com


                                    - ends -





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 01 June, 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary